NEWS RELEASE
April 8, 2005	Toronto Stock Exchange
TSX Symbol: MED

MEDITERRANEAN FINALIZES AGREEMENT FOR SALE OF PERUVIAN ASSETS

Mediterranean Minerals Corp. (the "Company") announces that further to its news release dated November 26, 2004, it has entered into a revised purchase agreement with Solar Energy Ltd., a company traded on the OTC-BB, for the sale of its Peruvian mineral property interests and assets and its subsidiaries, Compania Minera Manhattan S.A. and Manhattan Sechura Compania Minera S.A.

The Company will receive the following consideration:

a) C$500,000, payable as to C$100,000 on May 30,2005 and C$400,000 on or before July 31, 2005; and

b) a 2% net smelter royalty from the Lancones property.

In addition, Solar Energy Ltd. will subscribe for a private placement of 6,000,000 units of the company at $0.06 per unit with each unit consisting of one common share and one full warrant to acquire an additional common share at $0.07 for 24 months.

The Company intends to use the proceeds from the sale of the Peruvian assets to partially finance its exploration of its Tac and Corak gold property in Turkey which are held under an option agreement with Teck Cominco.

The Company also announces that it did not file its December 31, 2004 year-end audited financial statements by March 30, 2005 and that it does not anticipate being in a position to file the same before May 15, 2005. The Company will use the first proceeds received to pay its auditors to enable the filing of its 2004 financial statements.

ON BEHALF OF THE BOARD

"Peter Guest"
604-669-3397
Peter J. Guest - President and CEO	www.med-min.com

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